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                                                                     Exhibit (b)


March 13, 1997

CONFIDENTIAL

The Special Committee of the Board of Directors
Artistic Greetings Incorporated
One Komer Center
Elmira, NY  14902

Ladies and Gentlemen:

                    Artistic Greetings Incorporated (the "Company") has entered into an Agreement and Plan of Merger (the "Agreement") with AGI Acquisition Co. ("Newco") and MDC Communications Corp. ("Parent") dated December 21, 1997, pursuant to which Newco shall be merged with and into the Company (the "Merger"). At the Effective Time (as defined in the Agreement) of the Merger, each outstanding share of common stock, par value $0.10 per share of the Company (the "Company Common Stock"), other than shares held in the Company's treasury, will be converted into the right to receive $5.70 in cash (the "Merger Consideration").

                    You have asked us whether or not, in our opinion, the proposed Merger Consideration to be received by the unaffiliated shareholders of the Company is fair to the unaffiliated shareholders of the Company from a financial point of view. For the purposes of this opinion, "unaffiliated shareholders" means all of the shareholders of the Company other than American Greetings Corporation, Stuart Komer, Morry Weiss and Thomas C. Wycoff.

                    In arriving at the opinion set forth below, we have, among other things:

         (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1996, the Company's Forms 10-Q and the related unaudited financial information for the nine months ended September 30, 1996 and 1997;

         (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the


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              Company which were furnished to us by the Company;

         (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

         (4) Reviewed the historical market prices and trading activity for the Company Common Stock and compared them with that of certain other publicly traded companies which we deemed to be relevant;

         (5) Compared the results of operations of the Company with that of certain other companies which we deemed to be relevant;

         (6) Reviewed the Merger Consideration premium to the historical market prices of the Company Common Stock and compared them to historical transaction stock premiums paid by acquirors in transactions of similar value;

         (7)  Reviewed the Agreement; and

         (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

                    In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to us by or on behalf of the Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts (the "Projections") examined by us, we have assumed, with your consent, that they were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's management as to the future performance of the Company at the time of such preparation. PaineWebber Incorporated noted that the Projections provided by the Company's management (i) for the Fiscal Year Ended December 31, 1997 were significantly higher than the actual results for

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the twelve month period ended September 30, 1997; (ii) had been prepared approximately eight months prior to delivery of the Opinion; and (iii) had not been updated since that time. We have not undertaken, and have not been provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and have assumed that (i) the purchase method of accounting will be used, and (ii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements.

                    Our Opinion is directed to the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote on the Merger. This opinion does not address the relative merits of the Merger and any other transactions or business strategies that may have been discussed by the Special Committee of the Board of Directors of the Company as alternatives to the Merger or the decision of the Special Committee of the Board of Directors of the Company to proceed with the Merger. In addition, we were not requested to, and have not, expressed any opinion as to the fairness, from a financial point of view, of that sale of certain assets and liabilities of the non-check businesses of the Company. Our opinion is based on economic, monetary and market conditions on the date hereof.

                    In rendering this opinion, we have only been engaged to act as an agent or fiduciary of the Special Committee of the Board of Directors of the Company.

                    In the ordinary course of its business, PainWebber Incorporated may trade the securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

                    PaineWebber Incorporated is currently acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee in connection with rendering of this opinion and upon the consummation of the Merger.

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                    On the basis of, and subject to the foregoing, we are of
the opinion that, as of the date hereof, the proposed Merger Consideration to be received by the unaffiliated shareholders of the Company pursuant to the Merger is fair to the unaffiliated shareholders of the Company from a financial point of view.


                    This opinion has been prepared at the request of and for the information of the Special Committee of the Board of Directors of the Company in connection with the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in the Proxy Statement relating to the Merger.

                                             Very truly yours,

                                             PAINEWEBBER INCORPORATED